Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Theratechnologies Shareholders Approve Proposed

Plan of Arrangement to Be Acquired by Future Pak

Montreal, Canada – September 12, 2025 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, is pleased to announce that its shareholders have approved the previously announced plan of arrangement (the “Arrangement”) under Chapter XVI – Division II of the Business Corporations Act (Québec) involving CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”).

At the special meeting of shareholders of Theratechnologies held earlier today, the arrangement resolution was approved by 97.44% of the votes cast by the holders of shares present in person or virtually or represented by proxy at the meeting, and by 97.43% of the votes cast by the holders of shares present in person or virtually or represented by proxy at the meeting, excluding the votes cast by the shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The proposed arrangement remains subject to certain customary closing conditions, including the issuance of a final order by the Superior Court of Québec following the hearing expected to take place on September 16, 2025.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a specialty biopharmaceutical company focused on the commercialization of innovative therapies that have the potential to redefine standards of care. Further information about Theratechnologies is available on its website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X.

About Future Pak

Founded in 1977 and headquartered in Wixom, Michigan, Future Pak, along with its affiliates, is a privately held contract manufacturer, packager and distributor of pharmaceutical and nutraceutical products. Future Pak operates across retail, specialty and institutional markets, leveraging its robust infrastructure and partner network to deliver quality-first, patient-centric solutions.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “if”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, the anticipated date for the receipt of the final order.

These Forward-Looking Statements express, as of the date of this press release, the estimates, predictions, projections, expectations, or opinions of the Company about future events or results, as well as other assumptions, both general and specific, that the Company believes are appropriate in the circumstances, including but not limited to assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the required court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing and the completion of the Arrangement; and other expectations and assumptions concerning the steps required to give effect to the Arrangement. Although the Company believes that the expectations produced by these Forward-Looking Statements are founded on valid and reasonable bases and assumptions, these Forward-Looking Statements are inherently subject to important risks and uncertainties, many of which are beyond the Company’s control, such that actual results may differ significantly from those that are disclosed in or implied by such Forward-Looking Statements. The important risks and uncertainties that may cause the actual results and future events to differ significantly from the expectations currently expressed include, but are not limited to: the possibility that the Arrangement will not be completed on the same terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the required court approval and other conditions to the closing of the Arrangement or for other reasons; the Purchaser’s ability to complete its anticipated debt financing relating to the Arrangement; the failure by the Company to achieve any milestones relating to the CVRs; the uncertainty surrounding the Arrangement could adversely affect the Company’s retention of customers, business partners and key employees; the potential for a third party to make an acquisition proposal; risks related to tax matters; other risks inherent to the business carried out by the Company and factors beyond its control which could have a material adverse effect on the Company or its ability to complete the Arrangement; and general economic conditions, including the potential impact of tariffs.

For additional risks and uncertainties about the Company’s business, please see the “Financial Risk Management” and “Risk Factors” sections of the Company’s 2024 annual management and discussion analysis, which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca, and the section “Risk Factors” under the heading “Key Information” of the Company’s Form 20-F, which is available under the Company’s issuer profile on EDGAR at https://www.sec.gov/edgar/search. Readers should carefully consider the matters set forth in the section entitled “Risk Factors.” Readers are cautioned that the foregoing list of factors is not exhaustive and undue reliance should not be placed on Forward-Looking Statements. As a result, readers are advised that actual results may differ materially from expected results. Unless otherwise required by applicable securities laws, the Company expressly disclaims any intention, and assumes no obligation to update or revise any Forward-Looking Statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Theratechnologies Inc.

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

514-336-7800

Future Pak

Investors and media may contact media@futurepak.com.